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                             March 3, 2023

       Jayesh Chandan
       Chief Executive Officer
       Gorilla Technology Group Inc.
       7F, No.302, Ruey Kuang Road
       Neihu, Taipei 114720, Taiwan, R.O.C.

                                                        Re: Gorilla Technology
Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 22,
2023
                                                            File No. 333-267838

       Dear Jayesh Chandan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Risk Factors
       Changes to the current regulations and currency restrictions in Hong Kong could materially and adversely affect Gorillas business ...., page 29

   1. We note your response to prior comment 29 regarding your Hong Kong operations, sales and regulatory risks.
You differentiate the regulatory environment in Hong Kong
                                                        for foreign-owned
entities operating in the People's Republic of China. Please expand your discussion to
describe the more restrictive regulatory, liquidity, and enforcement risks for foreign-owned
entities operating in China, and clarify that such rules and regulations can change
quickly with little advance notice. Further, your risk factor should highlight that the
Chinese government may intervene or influence your Hong Kong
 Jayesh Chandan
Gorilla Technology Group Inc.
March 3, 2023
Page 2
      operations in similar ways to how it regulates its mainland China activities, and such actions may lead to negative consequences to your Hong Kong operations. Contingent Value Rights, page 98

2.    We note your cross-reference    [f]or more information about the
milestones and conditions
      triggering each of these types of protections, see    The Business
Combination Agreement
      and Ancillary Agreements     Amended and Restated PIPE Subscription
Agreements.
      This disclosure does not appear in your Form F-1. Please clarify the vesting/forfeiture formula for the ordinary shares underlying the Contingent Value Rights for both Class A and B. In particular, please provide the following information:
          How you calculated the 1,137,577 forfeited amount of ordinary shares for the 2022
           Price Protection formula for your stock price falling below $5 for five consecutive days.
          How you calculated the 1,384,951 forfeited amount of ordinary shares for the 2022
           Price Protection formula for your stock price as of December 31, 2022.
          Describe how the gross margins and filing requirements may impact these calculations, and specify the 2021 gross margins threshold needed to be surpassed in
           2022.
          Clarify if the illustrative example for the 2022 Revenue Protection formula assumes
           December 31, 2022 revenue of $55 million.
          Provide an example where your 2022 Revenue Protection formula is based on an estimated December 31, 2022 revenue of less than $51 million, unless you are currently aware your fiscal year 2022 revenue will exceed $51 million.

       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel,
Office Chief, at (202) 551-3815 with any questions.



                                                            Sincerely,
FirstName LastNameJayesh Chandan
                                                            Division of
Corporation Finance
Comapany NameGorilla Technology Group Inc.
                                                            Office of
Technology
March 3, 2023 Page 2
cc:       David Bartz, Esq.
FirstName LastName